UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
20549 WASHINGTON, D.C.

FORM 11-K

X	ANNUAL REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934
For the fiscal year ended December 31, 2018

	TRANSITION REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934
For the Transition Period From              to

Commission File No. 001-32269

A.	Full title of the plan and the address of the plan, if different from that of the issuer named below:
Extra Space Management, Inc. 401(k) Plan

B.	Name of issuer of the securities held pursuant to the plan and the address of its principal executive office:

Extra Space Storage, Inc.
2795 East Cottonwood Parkway, Suite 300
Salt Lake City, Utah 84121

Extra Space Management, Inc. 401(k) Plan
Financial Statements and Supplemental Schedules
Years Ended December 31, 2018 and 2017

Table of Contents

Report of Independent Registered Public Accounting Firm	3
Audited Financial Statements
Statements of Net Assets Available for Benefits	5
Statement of Changes in Net Assets Available for Benefits	6
Notes to Financial Statements	7
Supplemental Schedule
Schedule H, Line 4i - Schedule of Assets (Held at End of Year)	12
Signatures	13
Exhibit 23.1 Consent of Independent Registered Public Accounting Firm	14

Report of Independent Registered Public Accounting Firm
Plan Administrator and Participants
Extra Space Management, Inc. 401(k) Plan
2795 East Cottonwood Parkway, Suite 300
Salt Lake City, Utah 84121
Opinion on the Financial Statements
We have audited the accompanying statements of net assets available for benefits of the Extra Space Management, Inc. 401(k) Plan (the “Plan”) as of December 31, 2018 and 2017, the related statement of changes in net assets available for benefits for the year ended December 31, 2018, and the related notes (collectively, the “financial statements”). In our opinion, the financial statements present fairly, in all material respects, the net assets available for benefits of the Plan as of December 31, 2018 and 2017, and the changes in net assets available for benefits for the year ended December 31, 2018, in conformity with accounting principles generally accepted in the United States of America.
Basis for Opinion
These financial statements are the responsibility of the Plan’s management. Our responsibility is to express an opinion on the Plan’s financial statements based on our audits. We are a public accounting firm registered with the Public Accounting Oversight Board (United States) (“PCAOB”) and are required to be independent with respect to the Plan in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.
We conducted our audits in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement, whether due to error or fraud. The Plan is not required to have, nor were we engaged to perform, an audit of its internal control over financial reporting. As part of our audits we are required to obtain an understanding of internal control over financial reporting but not for the purpose of expressing an opinion on the effectiveness of the Plan’s internal control over financial reporting. Accordingly, we express no such opinion.
Our audits included performing procedures to assess the risk of material misstatement of the financial statements, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the financial statements. Our audits also included evaluating the accounting principles used and significant estimates made by the Plan’s management, as well as evaluating the overall presentation of the financial statements. We believe that our audits provide a reasonable basis for our opinion.
Supplemental Information
The supplemental information in the accompanying schedule H, line 4i – Schedule of Assets (Held at End of Year) as of December 31, 2018 has been subjected to audit procedures performed in conjunction with the audit of the Plan’s financial statements. The supplemental information is presented for the purpose of additional analysis and is not a required part of the financial statements but included supplemental information required by the Department of Labor’s Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974. The supplemental information is the responsibility of the Plan’s management. Our audit procedures included determining whether the supplemental information reconciles to the financial statements or the underlying accounting and other records, as applicable, and performing procedures to test the completeness and accuracy of the information presented in the supplemental information. In forming our opinion on the supplemental information, we evaluated whether the supplemental information, including its form and content, is presented in conformity with the Department of Labor’s Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974. In our opinion, the supplemental information is fairly stated, in all material respects, in relation to the financial statements as a whole.

WSRP, LLC
We have served as the Plan’s auditor since 2013.
Salt Lake City, Utah
June 20, 2019

Extra Space Management, Inc. 401(k) Plan
Statements of Net Assets Available for Benefits

	December 31,
	2018	2017
Assets

Investments, at fair value:
Money market	$3,722,516	$3,055,748
Mutual funds	45,905,344	45,218,079
Extra Space Storage Inc. common stock	3,596,135	3,333,385

Total investments	53,223,995	51,607,212

Receivables:
Notes receivable from participants	1,655,161	1,515,090
Participant contributions	-	150,816
Employer contributions	-	81,121

Total receivables	1,655,161	1,747,027

Total assets available for benefits	$54,879,156	$53,354,239

See accompanying notes to financial statements.

Extra Space Management, Inc. 401(k) Plan
Statement of Changes in
Net Assets Available for Benefits

For the Year Ended
December 31, 2018

Additions:

Investment Income

Net depreciation in fair value of investments	$(5,663,407)

Interest and dividends	$3,017,310

Contributions:
Participants	$5,456,580
Employer	$2,811,487
Rollover	$808,300

Total contributions	$9,076,367

Total additions	$6,430,270

Deductions:
Benefits paid to participants	$4,797,027
Administrative expenses	$108,326

Total deductions	$4,905,353

Increase in net assets available for benefits	$1,524,917

Net Assets available for benefits:
Beginning of the year	$53,354,239

End of the year	$54,879,156

See accompanying notes to financial statements.

Extra Space Management, Inc. 401(k) Plan
Notes to Financial Statements

1.	DESCRIPTION OF PLAN

The following description of the Extra Space Management, Inc. 401(k) Plan (the “Plan”) provides only general information. Participants should refer to the Plan agreement for a more complete description of the Plan's provisions.

General

The Plan is a qualified 401(k) defined contribution plan, covering all employees of Extra Space Management, Inc. (“Sponsor”) who have reached age 21. Employees are eligible after 90 days of service. The Plan is subject to the provisions of the Employee Retirement Income Security Act of 1974 (“ERISA”), as amended.

Extra Space Storage, Inc. (the “Company”) appoints a committee to administer the Plan. As of December 31, 2018, the Plan Administrative Committee was comprised of three members of management, with Fidelity Management Trust Company (“Fidelity” or “Trustee”) acting as Trustee.

Contributions

Contributions are made to the Plan by both employees and the Sponsor. Employee contributions to the Plan are deferrals of the employee’s compensation made through a direct reduction of compensation in each payroll period. Participating employees may contribute a percentage of their annual compensation up to 60% of eligible compensation, or $18,500. The Plan also provides participants who are age 50 or older by the end of the calendar year, and who are making deferral contributions to the Plan, the option to make catch-up contributions of up to $6,000 per year. The Sponsor matches 100% of the first 3% of the participant’s eligible contribution and 50% of the next 2%. The Plan Sponsor, at its discretion, may make an additional matching contribution, not to exceed 4% of the employee’s compensation. Participants direct the investment of their contributions and the Sponsor’s match into various investment options offered by the Plan.

Participant Accounts

Each participant's account is adjusted for the participant’s contribution, the Sponsor’s matching contribution, expenses, and earnings and losses specifically identified with the participant’s investment account. The benefit to which a participant is entitled is the benefit that can be provided from the participant's vested account.

Vesting

Participants are immediately vested in their contributions and the Sponsor’s matching contributions.

Notes Receivable from Participants

Participants may borrow from their Plan accounts a minimum of $1,000 and up to a maximum of the lesser of $50,000 or 50% of their account balance. These loans are subject to a repayment period of no more than five years, unless the loan is withdrawn for the purchase of a participant’s primary residence, in which case the repayment period may not extend beyond 10 years. The loans are secured by the balance in the participant’s account, and principal and interest payments are paid ratably by the participant through payroll deductions.

Extra Space Management, Inc. 401(k) Plan
Notes to Financial Statements - Continued

1.    DESCRIPTION OF PLAN - Continued

Plan Termination

Although it has not expressed any intent to do so, the Sponsor has the right under the Plan to terminate the Plan, subject to the provisions of ERISA. In the event the Plan is terminated, all participant accounts would be distributed among the participants in accordance with the terms set forth in the Plan.

Payment of Benefits

Upon termination of service due to death, disability, or retirement, a participant may receive a lump-sum amount equal to the vested benefits in his or her account. Under certain circumstances, including financial hardship, participants may withdraw their contributions prior to the occurrence of these events. The Trustee makes determinations related to hardship withdrawals. Vested accounts for terminated employees which do not exceed $5,000 but are greater than $1,000 are automatically rolled over into an individual retirement account. Accounts which are less than $1,000 are automatically distributed in a lump sum.

2.    SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Investment Options

The Plan’s assets are invested in various investment options offered by the Trustee and in stock of the Company, as directed by Participants. Participants may change their investment options at will.

Basis of Accounting

The accompanying financial statements of the Plan are prepared using the accrual method of accounting in accordance with U.S. generally accepted accounting principles (“U.S. GAAP”).

Estimates

The preparation of financial statements in conformity with U.S. GAAP requires the plan administrators to make estimates and assumptions that affect certain reported amounts and disclosures. Accordingly, actual results may differ from those estimates. Certain of those key estimates include the fair value of investments.

Investment Valuation and Income Recognition

The Plan’s valuation methodology used to measure the fair values of mutual funds and common stocks was derived from quoted market prices as all of these instruments have active markets. The money market portfolio is stated at cost, which approximates fair value.

Net appreciation in the fair value of investments includes realized and unrealized gains (losses) on investments, and is recognized in income. Net unrealized gains (losses) represent the difference between the book value (which represents the prior year ending fair value, or cost if the investment was purchased during the year) and the fair value of investments held at year-end. Purchases and sales of securities are recorded on a trade-date basis. Interest income is recorded on the accrual basis. Dividends are recorded on the ex-dividend date. Dividends and interest are reinvested as earned.

Extra Space Management, Inc. 401(k) Plan
Notes to Financial Statements - Continued

2.    SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES - Continued

Administrative Expenses

The Sponsor pays all administrative expenses of the Plan, except for loan processing fees, record keeping fees and the fees associated with additional participant services provided by Global Retirement Partners, LLC (“Advisor”). The fees associated with loan processing, record keeping and additional services by the Advisor are paid by the participant’s account. Total administrative fees paid by the Sponsor were $108,326 for the year ended December 31, 2018.

Payment of Benefits

Benefits are recorded when paid by the Plan.

Notes Receivable from Participants

Notes receivable from participants are recorded at their unpaid principal balance plus any accrued but unpaid interest. Interest income is recognized over the terms of the notes at the rate specified in the loan documents. As of December 31, 2018, outstanding loans totaled $1,655,161 with interest rates ranging from 4.25 to 6.25% and maturity dates ranging from February 1, 2019 to June 21, 2028. Fees related to notes receivable from participants are recorded as administrative expenses when incurred. If a participant defaults, the carrying amount of the note receivable from the participant is eliminated and a benefit payment is recorded at the time the participant has a distributable event. Notes receivable from participants are considered delinquent when payments are not made in accordance with the terms of the note and are evaluated to determine if they are in default.

Fair Value Measurements

The Plan reports investments in accordance with established authoritative guidance, which requires a three-level valuation hierarchy for disclosure of fair value measurements. The valuation hierarchy is based upon the transparency of inputs to the valuation of an asset or liability as of the measurement date.

The three levels are defined as follows:

Level 1 inputs are unadjusted quoted market prices in active markets for identical assets or liabilities that are accessible at the measurement date.

Level 2 inputs are from other than quoted market prices included in Level 1 that are observable for the asset or liability, either directly or indirectly, such as quoted prices for similar assets or liabilities in active markets, quoted prices in markets that are not active, or other inputs that are observable or can be corroborated by observable market date.

Level 3 inputs are unobservable and significant to the valuation methodology.

Extra Space Management, Inc. 401(k) Plan
Notes to Financial Statements - Continued

2.    SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES - Continued

Fair Value Measurements – Continued

All investments in the Plan are valued using Level 1 inputs and are summarized below for the end of the year indicated.

	December 31,
	2018	2017

Mutual Funds	45,905,344	45,218,079
Money market accounts	3,722,516	3,055,748
Extra Space Storage, Inc. Common Stock	3,596,135	3,333,385

Total Investments	$53,223,995	$51,607,212

The Plan’s valuation methodology used to measure the fair values of mutual funds, money market and common stocks were derived from quoted market prices as all of these instruments have active markets.

Subsequent Events

The plan administrator has evaluated subsequent events through June 20, 2019, the date the financial statements were available to be issued. No subsequent events were noted during this evaluation that require recognition or disclosure in these financial statements.

3.    PARTY-IN-INTEREST TRANSACTIONS

As of December 31, 2018, the Plan’s assets consisted of mutual funds issued by the Trustee and participant loans extended to participants. The Trustee is considered a party-in-interest because it manages the Plan’s assets. Participants are also considered parties-in-interest.

Transactions associated with the shares of common stock of the Company are also considered exempt party-in-interest transactions. As of December 31, 2018, the Plan held 39,725 shares of Company common stock. Total outstanding Company common stock as of December 31, 2018, was 127,103,750 shares.

During the year ended December 31, 2018, the Plan had the following transactions involving the Company’s common stock:

2018
Shares purchased	7,071
Shares sold	(5,444)
Cost of shares purchased	$638,583
Gain realized on shares sold	$23,560
Dividend income earned	$131,818

Extra Space Management, Inc. 401(k) Plan
Notes to Financial Statements – Continued

4.    RISKS AND UNCERTAINTIES

The Plan provides for investment in various investment securities. In general, these securities are exposed to various risks, such as interest rate, market, and credit in addition to changes in economic conditions. Due to the level of risk associated with certain investment securities, it is reasonably possible that changes in the values of investment securities will occur in the near term and that such change could materially affect the amounts reported in the accompanying statements of net assets available for benefits.

5.    INCOME TAX STATUS

The Plan has adopted a non-standardized prototype plan for which the Internal Revenue Service has issued an opinion letter dated March 31, 2008, covering the qualification of the Plan under the appropriate sections of the Internal Revenue Code. The plan administrators believe that the Plan continues to operate in accordance with the requirements to qualify for tax-exempt status. Accordingly, no provision for income taxes is included in the accompanying financial statements.

Management evaluates tax positions taken by the Plan and recognizes a tax liability (or asset) if the Plan has taken an uncertain position that more likely than not would be sustained upon examination by taxing authorities. Plan management has concluded that as of December 31, 2018, there are no uncertain tax positions that require either recognition or disclosure in the financial statements. The Plan is subject to routine audits by taxing authorities for tax years for which the applicable statutes of limitations have not expired. To the plan administrator’s knowledge there are currently no audits for any tax periods in progress.

Extra Space Management, Inc. 401(k) Plan
Schedule H, Line 4i
Schedule of Assets (Held at End of Year)

December 31, 2018
Employer Identification Number: 87-0405300
Plan Number: 001

(a)	(b)	(c)	(e)
Party in		Description
Interest	Identity of Issue	of Investments	Current Value

*	EXTRA SPACE STOCK	Common Stock	$3,596,135
	ALGER CAP APPREC Z	Mutual Fund	$4,565,192
	CONESTOGA SM CAP IS	Mutual Fund	$2,032,089
*	FID 500 INDEX	Mutual Fund	$6,672,067
*	FID BALANCED	Mutual Fund	$2,375,346
*	FID EXT MKT IDX	Mutual Fund	$254,745
*	FID FREEDOM 2005 K6	Mutual Fund	$94,322
*	FID FREEDOM 2010 K6	Mutual Fund	$159,205
*	FID FREEDOM 2015 K6	Mutual Fund	$288,544
*	FID FREEDOM 2020 K6	Mutual Fund	$1,219,360
*	FID FREEDOM 2025 K6	Mutual Fund	$1,050,154
*	FID FREEDOM 2030 K6	Mutual Fund	$1,654,201
*	FID FREEDOM 2035 K6	Mutual Fund	$1,513,105
*	FID FREEDOM 2040 K6	Mutual Fund	$2,879,988
*	FID FREEDOM 2045 K6	Mutual Fund	$2,352,648
*	FID FREEDOM 2050 K6	Mutual Fund	$1,994,504
*	FID FREEDOM 2055 K6	Mutual Fund	$995,712
*	FID FREEDOM 2060 K6	Mutual Fund	$347,841
*	FID FREEDOM INC K6	Mutual Fund	$81,332
*	FID GOVT MMKT	Money Market	$3,722,516
*	FID INTL DISCOVERY	Mutual Fund	$2,451,466
*	FID INTL INDEX	Mutual Fund	$648,326
*	FID SM CAP IDX	Mutual Fund	$1,678,113
	FKLN NAT RESRC R6	Mutual Fund	$411,632
	PGIM TOTAL RTN BD R6	Mutual Fund	$3,871,134
	IVY INTL CORE EQ N	Mutual Fund	$102,901
	J H ENTERPRISE N	Mutual Fund	$3,281,840
	PIMCO COMM REL RET I	Mutual Fund	$57,942
	JPM EQUITY INCOME R6	Mutual Fund	$1,340,838
	PGIM ST CORP BOND R6	Mutual Fund	$83,934
	UM BEHAVIORAL VAL R6	Mutual Fund	$154,092
	VICTORY S ESTB VAL R6	Mutual Fund	$1,292,771

	Loans to participants, at cost, which approximates fair value, at interest rates of 4.25% to 6.25% and maturities ranging from February 1, 2019 to June 21, 2028.		$1,655,161
			$54,879,156

	* Denotes a party-in-interest as defined by ERISA.
	Note: Column (d), cost, has been omitted as all investments are participant directed

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, as amended, the trustees (or other persons who administer the employee benefit plan) have duly caused this report to be signed on its behalf by the undersigned thereunto duly authorized.

Extra Space Management, Inc. 401(k) Plan

Date: June 20, 2019	/s/ P. Scott. Stubbs
P. Scott Stubbs
Executive Vice President and Chief Financial Officer
(Principal Financial Officer)